Exhibit (a)(5)(E)

SAP to acquire SuccessFactors, the leader in cloud-based HCM solutions

SAP has reached an agreement to acquire SuccessFactors, based in San Mateo, California. (http://www.sap.com/newsroom). We believe this will offer many benefits for our joint customers, and by extension for your business prospects as well, and we would like to share some details about what you can expect from this powerful new combination in the cloud.

A winning combination: Together, SAP and SuccessFactors will provide the industry’s most advanced end-to-end offering of cloud and on-premise Human Capital Management (HCM) solutions for recruiting, developing and retaining talent in the workforce. SuccessFactor’s solutions for business alignment, team execution, people performance, and learning management have been rated as industry-leading by the top analysts in the market, and are complementary to SAP’s core HCM offerings, our SAP Business ByDesign cloud suite and SAP’s cloud applications for lines of business. In addition, SuccessFactors brings incredible expertise and technology to SAP’s powerful portfolio, which will significantly accelerate SAP’s momentum as a provider of cloud applications, platforms and infrastructure.

Good news for customers: The combination of the two companies’ solutions presents significant opportunities for SAP enterprise customers to extend their landscapes with SuccessFactor’s popular cloud applications to manage the nearly 500 million employees who work for them worldwide. SuccessFactors customers, with 15 million users across 168 countries globally, will have access to SAP’s industry-leading innovations in enterprise mobility, analytics and the world’s most popular business software applications. The combination with SAP’s deep enterprise expertise will allow our customers to extend the value of SuccessFactor’s talent management applications to reach more of their people for greater impact across more areas of the business.

The demand is clearly evident in this fast-growing segment and we are confident that this bold move will create net new, high value opportunities for our ecosystem of cloud partners. Like any acquisition, this deal is subject to regulatory approvals. In the coming weeks and months we will work diligently to clearly define the rules of engagement for our trusted community of partners. Please stay tuned for more updates on this site, or contact your SAP partner manager.